

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2021

Bahram Akradi
Chairman and Chief Executive Officer
Life Time Group Holdings, Inc.
2902 Corporate Place
Chanhassen, Minnesota 55317

> **Re: Life Time Group Holdings, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 27, 2021**
> **CIK No. 0001869198**

Dear Mr. Akradi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary Historical Consolidated Financial Information
Adjusted EBITDA Reconciliation, page 21

1. We note your response to comment 7. We continue to believe that adjusting for "Pre-opening expenses" is not appropriate as these costs appear to be normal, recurring costs of your operations. Please remove your "Pre-opening expenses" adjustment from your non-GAAP financial measure.

Capitalization, page 56

2.   We note your revision in response to prior comment 9. Please tell us why you have not made a pro forma adjustment for the amount of stock compensation that will be recognized upon completion of this offering within your capitalization table.

Management's Discussion and Analysis
Non-GAAP Measurements and Key Performance Indicators, page 63

3.   We note you include "non-cash rent expense" in your tabular presentations on pages 63 and 67. Please balance your disclosure by presenting the comparable GAAP rent expense alongside the presentation of your "non-cash rent expense."

     You may contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services